Room 4561
								September 16, 2005

Mr. Lawrence Barker
President and Chief Executive Officer
Visual Networks, Inc.
2092 Gaither Road
Rockville, Maryland 20850

Re:	Visual Networks, Inc.
  	Preliminary Schedule 14A
      Filed on September 8, 2005
	File No. 0-23699

Dear Mr. Barker:

      We have limited review of your above-referenced filing to the summary of the terms of the Notes and related agreements, furnishing of financial statements and outstanding comments on your periodic filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have outstanding comments on your Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31 and June 30, 2005. Please be advised that to the extent that information required by Schedule 14A is provided in part by means of the Form 10-K per our comment below, you should resolve all comments relating to your periodic reports prior to mailing the proxy materials.

Schedule 14A

Proposal to Be Voted On at the Special Meeting
Approval of the Issuance of the Shares upon Conversion of the
Notes
2. Please revise this section of your proxy statement to provide all
material terms of the 5% Senior Secured Convertible Notes and related
agreements such as the Purchase Agreement.  See, as an example, your
disclosure of the terms contained in the "Selling Stockholders" section of your Form S-3, filed on September 8, 2005. Please ensure the expanded disclosure discusses all material terms including a description of the collateral, the circumstances under which the conversion price is adjusted, the company`s ability to require conversion of the Notes and a brief description of the anti-dilution provisions.  See Item 11(b) of Schedule 14A and Item 202 of
Regulation S-K.
3. We note disclosure that the description of the notes is general in
nature and that the summary "does not include all information that may be of interest to stockholders." Please revise to eliminate text that states or implies that the description of securities in the
proxy statement is not materially complete.   Please be advised
that
all material information about the Notes and related agreements necessary to an informed voting decision on the matters proposed in this proxy statement must be included. Additionally, refer to Note D to Schedule 14A and revise your reference to other documents containing information related to this transaction.
4. We note that that you are requesting shareholder approval of the issuance of a material amount of senior securities. Please advise why you have not provided the information responsive to Item 13(a) of
Schedule 14A.  See Item 11(e) and instruction 1 to Item 13 of
Schedule 14A.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant
Director at, (202) 551-3730.
								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal
cc:  	Via facsimile:  410-580-3170
      Jason C. Harmon
      DLA Piper Rudnick Gray Cary US LLP
      6225 Smith Avenue
      Baltimore, Maryland 21209
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Mr. Lawrence Barker
Visual Networks, Inc.
September 16, 2005
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